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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

ONETRAVEL HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.04 PER SHARE

(Title of Class of Securities)

749328100

(CUSIP Number)

Edna W. Lopez, Esq.
President
Amadeus Americas, Inc.
9250 NW 36th Street
Miami, Florida 33178
(305) 499-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 14, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13D

CUSIP No. 749328100			Page 2 of 8 Pages

1.	Name of Reporting Person: AMADEUS AMERICAS, INC.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -722,066-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -722,066-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 722,066

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.6%

14.	Type of Reporting Person (See Instructions): OO

SCHEDULE 13D
ITEM 1. SECURITY AND ISSUER.
     This Schedule 13D relates to shares of Common Stock, $0.04 par value per share (the “Common Stock”), of OneTravel Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is 6836 Morrison Boulevard, Suite 200, Charlotte, North Carolina 28211.
ITEM 2. IDENTITY AND BACKGROUND.
     This Schedule 13D is filed on behalf of Amadeus Americas, Inc., a Delaware corporation (the “Reporting Person”). The principal place of business of the Reporting Person is 9250 NW 36th Street, Miami, Florida 33178. The principal business of the Reporting Person is providing information technology solutions for the global travel and tourism industry. The Reporting Person has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     On April 15, 2005, the Issuer closed a merger transaction (the “Merger”) through which its wholly-owned subsidiary, OT Acquisition Corporation, a Texas corporation (the “Merger Sub”), merged with and into OneTravel, Inc., a Texas corporation (“OneTravel”). As part of the Merger, the OneTravel shareholders received (i) $13 million, subject to a working capital adjustment; and (ii) six month, interest free, secured, convertible promissory notes in the aggregate principal amount of $12.5 million (collectively, the “OneTravel Promissory Notes”). As a shareholder of OneTravel, the Reporting Person received a promissory note in the original principal amount of $4,964,205.64 (the “Note”). The original maturity date of the Note is October 12, 2005. The Note is convertible into shares of Common Stock at the option of the Reporting Person at a conversion price of $6.875 per share, which is the adjusted conversion price following the one for ten reverse stock split of the Issuer which became effective on July 7, 2005 (the “Reverse Stock Split”). Although convertible, Common Stock may not be issued to the Reporting Person until the maturity date of the Note and then only if the stockholders of the Issuer approve the issuance of such Common Stock. The Issuer has the right to extend the maturity of the Note by up to five months upon payment of an extension fee to the Reporting Person of $49,642.00 per each one month extension.
     The Common Stock is listed for trading on the American Stock Exchange. The Note makes the conversion of the principal amount of the Note contingent upon the approval of the stockholders of the Issuer. The Rules of the American Stock Exchange require stockholder approval prior to the issuance of common stock, or securities convertible into common stock, which could result in an increase in outstanding common shares of 20% or more. The issuance of shares of Common Stock in connection with the Merger upon conversion of all of the OneTravel Promissory Notes would result in an increase in the outstanding shares of Common Stock of 20% or more. Therefore, the Issuer obtained the approval of its stockholders for the issuance of additional shares of Common Stock as needed for the conversion of all of the OneTravel Promissory Notes at its annual meeting held on June 24, 2005.

     Since the stockholders of the Issuer have approved the issuance of additional shares of Common Stock as needed for the conversion of all of the OneTravel Promissory Notes, as of August 14, 2005, the Reporting Person may acquire the beneficial ownership of 722,066 shares of Common Stock within sixty (60) days; provided, that the Issuer does not exercise one of its five options to extend the maturity date for an additional term of thirty days prior to September 12, 2005 (i.e., within the thirty day period following August 14, 2005). As of the date of this Schedule 13D, the Reporting Person has not elected to convert the principal amount of the Note into shares of Common Stock.
     The Issuer has agreed to file a registration statement with the Securities and Exchange Commission registering for resale all shares of Common Stock issuable upon conversion of the principal amount of the Note.
ITEM 4. PURPOSE OF THE TRANSACTION.
     The Reporting Person acquired the Note in the Merger as merger consideration and if the Reporting Person elects to convert the principal amount of the Note into shares of Common Stock it will do so to hold such shares for investment. The Reporting Person does not have any specific plans or proposals relating to the acquisition of shares of Common Stock or the disposition of shares of Common Stock. However, depending upon market conditions and other factors, the Reporting Person may, from time to time, either jointly or individually, acquire additional shares of Common Stock or dispose of the Note or all or any portion of the shares of Common Stock received if the Reporting Person elects to convert the principal amount of the Note into shares of Common Stock.
     The Reporting Person does not have any specific plans or proposals which relate to or would result in: (a) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (c) any change in the present board of directors or management of the Issuer, including plans or proposals relating to changes in the number or terms of directors or filling any existing vacancies on the Issuer’s board; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer’s business or corporate structure; (f) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (i) any action similar to any of those enumerated above; but it reserves the right to propose or undertake or participate in any of the foregoing actions in the future.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a)	As of August 14, 2005, the Reporting Person beneficially owns of 722,066 shares of Common Stock which are issuable upon conversion of the Note. The Note is convertible at the option of the Reporting Person. The 722,066 shares of Common Stock beneficially owned by the Reporting Person constitutes 6.6% of the outstanding shares of Common Stock of the Issuer.

(b)	The Reporting Person has the sole power to vote and direct the voting of, and to dispose or direct the disposition of, all 722,066 shares of Common Stock that the Reporting Person may acquire if it elects to convert the principal amount of the Note into shares of Common Stock.

(c)	None.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 722,066 shares of Common Stock covered by this Schedule 13D.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
     The Note was made by the Issuer in favor of the Reporting Person as part of the merger consideration for the Merger pursuant to the terms of that certain Agreement and Plan of Merger, dated February 10, 2005, by and among the Issuer, the Merger Sub, OneTravel, the Reporting Person, Terra Networks Asociadas, S.L., a company organized under the laws of the Kingdom of Spain (“Terra”), Avanti Management, Inc., a Pennsylvania corporation (“Avanti” and together with Terra and the Reporting Person, the “Shareholders”), and a Shareholder Representative named therein, a copy of which is filed with this Schedule 13D as Exhibit 1. The terms of the Note are set forth in that certain Convertible Promissory Note, dated April 15, 2005, a copy of which is filed with this Schedule 13D as Exhibit 2. The Shareholders (including the Reporting Person), the Issuer and Libra Securities, LLC, a Delaware limited liability company (“Libra Securities”), entered into a Registration Rights Agreement, dated April 15, 2005 (the “Registration Rights Agreement”), a copy of which is filed with this Schedule 13D as Exhibit 3, pursuant to which the Issuer agreed to register the resale of the Common Stock issuable upon conversion of the OneTravel Promissory Notes. The Reporting Person and the Issuer entered into a Security Agreement, dated April 15, 2005 (the “Security Agreement”), a copy of which is filed with this Schedule 13D as Exhibit 4, pursuant to which the Issuer granted the Reporting Person a security interest in certain of its assets to secure the payment of the principal amount of the Note. The Shareholders (including the Reporting Person) and Libra Securities are also party to that certain Intercreditor Agreement, dated April 15, 2005 (the “Intercreditor Agreement”), a copy of which is filed with this Schedule 13D as Exhibit 5, pursuant to which the Shareholders (including the Reporting Person) and Libra Securities established their relative rights to exercise remedies under their respective security agreements with the Issuer.
     To the best of the knowledge of the Reporting Person, except for the Merger Agreement, the Note, the Registration Rights Agreement, the Security Agreement and the Intercreditor Agreement described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
     The following exhibits are filed herewith:
1.	Agreement and Plan of Merger, by and among RCG Companies Incorporated, OT Acquisition Corporation, OneTravel, Inc., Terra Networks Asociadas, S.L., Amadeus Americas, Inc., Avanti Management, Inc., and a Shareholder Representative named therein, dated February 10, 2005, incorporated herein by reference and filed as Exhibit 10.1 on the Issuer’s Form 8-K filed on April 19, 2005.

2.	Convertible Promissory Note made by RCG Companies Incorporated in favor of Amadeus Americas, Inc. in the original principal amount of $4,964,205.64, dated April 15, 2005.

3.	Registration Rights Agreement, by and among RCG Companies Incorporated, Terra Networks Asociadas, S.L., Amadeus Americas, Inc., Avanti Management, Inc. and Libra Securities, LLC, dated April 15, 2005, incorporated herein by reference and filed as Exhibit 10.2 on the Issuer’s Form 8-K filed on April 19, 2005.

4.	Security Agreement, by and between RCG Companies Incorporated and Amadeus Americas, Inc., dated as of April 15, 2005.

5.	Intercreditor Agreement, by and among Terra Networks Asociadas, S.L., Amadeus Americas, Inc., Avanti Management, Inc. and Libra Securities, LLC, dated April 15, 2005.

SIGNATURES
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information contained in this Schedule 13D is true, complete and correct.
Dated: August 12, 2005

AMADEUS AMERICAS, INC.
By:	/s/ Edna Wehby Lopez
	Name:	Edna Wehby Lopez
	Title:	President

EXHIBIT INDEX
1.	Agreement and Plan of Merger, by and among RCG Companies Incorporated, OT Acquisition Corporation, OneTravel, Inc., Terra Networks Asociadas, S.L., Amadeus Americas, Inc., Avanti Management, Inc., and a Shareholder Representative named therein, dated February 10, 2005, incorporated herein by reference and filed as Exhibit 10.1 on the Issuer’s Form 8-K filed on April 19, 2005.

2.	Convertible Promissory Note made by RCG Companies Incorporated in favor of Amadeus Americas, Inc. in the original principal amount of $4,964,205.64, dated April 15, 2005.

3.	Registration Rights Agreement, by and among RCG Companies Incorporated, Terra Networks Asociadas, S.L., Amadeus Americas, Inc., Avanti Management, Inc. and Libra Securities, LLC, dated April 15, 2005, incorporated herein by reference and filed as Exhibit 10.2 on the Issuer’s Form 8-K filed on April 19, 2005.

4.	Security Agreement, by and between RCG Companies Incorporated and Amadeus Americas, Inc., dated as of April 15, 2005.

5.	Intercreditor Agreement, by and among Terra Networks Asociadas, S.L., Amadeus Americas, Inc., Avanti Management, Inc. and Libra Securities, LLC, dated April 15, 2005.